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SEC FILE NUMBER
000-52023
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-QSB ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2006
☐ Transition Report on Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-QSB
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PURE VANILLA EXCHANGE, INC.

Full Name of Registrant

Former Name if Applicable

805 THIRD AVENUE, 15TH FLOOR

Address of Principal Executive Office (Street and Number)

NEW YORK, NEW YORK 10022

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	1.	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	2.
The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	3.	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 could not be filed by the prescribed due date of April 2, 2007 because the registrant’s limited accounting resources have been consumed by the preparation of the financial statements and pro forma financial information required to be filed in connection with the registrant’s recent acquisition of Nimble Group, Inc. (“Nimble”). As reported in the registrant’s Current Report on Form 8-K filed on January 8, 2007 (the “Current Report”), the registrant consummated the acquisition of Nimble on December 31, 2006. In connection with the acquisition, the registrant was obligated under Item 9.01 of Form 8-K to file certain financial statements and pro forma financial information within 71 days of the filing of the Current Report. The required financial statements and pro forma financial information were filed by amendment to the Current Report on March 16, 2007.

The registrant was unable to file the subject annual report within the prescribed time period without unreasonable effort or expense. The registrant anticipates that the subject annual report will be filed on or before April 17, 2007.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Cook	(212) 972-1600
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒    Yes    ☐    No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒    Yes    ☐    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2005, the registrant had revenues of $10,485 and a net loss of $3,328,860. For the year ended December 31, 2006, the registrant currently estimates that it had revenues of $77,568 and a net loss of $14,119,692. Results for the both fiscal years remain subject to further adjustment.

This estimated increase in net loss of $10,790,832 (or 324%) is primarily attributable to increases of interest expense ($2,488,521), stock compensation expense ($3,207,178), investment banking fees ($1,580,024), marketing and advertising expenses ($953,000) and other general and administrative expenses.

PURE VANILLA EXCHANGE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 2, 2007	By: /s/ Steven Yevoli
Name: Steven Yevoli
Title: Chief Executive Officer